Mylan Inc.
1000 Mylan Blvd.
Canonsburg, PA 15317

December 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:    Mylan Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed October 31, 2013
File No. 001-9114

Dear Mr. Rosenberg:

We are in receipt of your letter to Mylan Inc. (the “Company”) of December 13, 2013 (the “Staff’s Letter”) containing the Staff’s comment regarding the above-referenced filing. The Company’s response to the Staff’s Letter is set forth below. For ease of reference, the Staff’s comment is reprinted below along with revisions to proposed disclosures in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 44

1. You indicate on page 44 that cash provided by operating activities was affected by a net increase of $55.8 million in inventory balances. Further, Note 6 to the condensed consolidated financial statements indicates increases in raw materials by $60.7 million, work in process by $28 million and finished goods by $31.8 million during the nine months ended September 30, 2013. Please provide us proposed disclosure to be included in future periodic reports explaining the reasons for these increases. If the increases represent known trends, demands, commitments, events or uncertainties, please address in your proposed disclosure including the expected effects on your future financial position, results of operations and liquidity.

Response:

We note the Staff’s comment and propose to include the following information and revisions (in bold) to the Liquidity and Capital Resources section of our MD&A in future periodic filings, as applicable:

Liquidity and Capital Resources

Our primary source of liquidity is cash provided by operations. We believe that cash provided by operating activities and available liquidity will continue to allow us to meet our needs for working capital, capital expenditures, interest and principal payments on debt obligations and other cash needs over the next several years. Nevertheless, our ability to satisfy our working capital requirements and debt service obligations, or fund planned capital expenditures, will substantially depend upon our future operating performance (which will be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond our control.

Net cash provided by operating activities increased by $30.7 million to $688.7 million for the nine months ended September 30, 2013, as compared to net cash provided by operating activities of $658.0 million for the nine months ended September 30, 2012. The net increase in cash provided by operating activities was principally due to the following:

•	a net decrease in the amount of cash used through changes in deferred income taxes of $42.0 million;

•
a net decrease in the amount of cash used through changes in other operating assets and liabilities of $112.1 million, as a result of a decline in legal settlement payments. During the nine months ended September 30, 2012, the Company made litigation settlement payments of approximately $100.2 million, principally related to the pricing litigation matters; and

•	a net increase in the amount of cash provided through changes in trade accounts payable of $153.9 million as a result of the timing of cash payments.

These items were offset by the following:

•
a decrease in net earnings of $35.1 million, combined with a decrease in the amount of non-cash expenses for depreciation and amortization totaling $43.9 million as a result of prior year impairment charges that did not recur in 2013;

•	a net increase in the amount of cash used for accounts receivable, including estimated sales allowances, of $99.5 million, reflecting the timing of sales and cash collections;

•
a net increase of $55.8 million in the amount of cash used through changes in inventory balances. The increase in cash utilized for inventory reflects an increase in raw material and work in process inventories, principally as a result of additional manufacturing capacity in India that came on-line in early 2013. In addition, the Company’s finished goods inventory increased in the current year primarily to support anticipated volume growth as a result of projected increases in generic utilization, particularly in certain European markets. The Company anticipates that inventory balances will continue to increase as a result of forecasted sales volume growth including new product launches; and

•
during 2013 the Company redeemed its 7.625% Senior Notes due 2017 (“2017 Senior Notes”) for a total of $608.8 million, including a $58.8 million redemption premium, which is included as an outflow in cash from operating activities.

Note: The remaining sections of the Liquidity and Capital Resources section will remain unchanged.

In addition, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require additional information or clarification after reviewing our letter, please feel free to contact me at (724) 514-1800 (phone), (724) 514-1880 (fax) or john.sheehan@mylan.com.

Thank you.

Very truly yours,

/s/ John D. Sheehan
John D. Sheehan Executive Vice President and Chief Financial Officer

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